Exhibit 99.1

Jiayuan Announces Fourth Quarter and Full Year 2014 Financial Results

BEIJING, China, March 5, 2015 — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights1

•                      Net revenues for the fourth quarter 2014 were RMB172.8 million (US$27.9 million), a year-over-year increase of 29.9%.

•                      Operating income for the fourth quarter 2014 was RMB14.5 million (US$2.3 million), compared to RMB17.8 million for the corresponding quarter of 2013. Excluding share-based compensation, non-GAAP2 operating income for the fourth quarter 2014 was RMB19.1 million (US$3.1 million), representing a year-over-year increase of 6.4% from RMB18.0 million for the corresponding quarter of 2013.

•                      Net income for the fourth quarter 2014 was RMB19.2 million (US$3.1 million), compared to RMB25.0 million for the corresponding quarter of 2013. Excluding share-based compensation, non-GAAP net income for the fourth quarter of 2014 was RMB23.8 million (US$3.8 million), compared to RMB25.2 million for the corresponding quarter of 2013.

Full Year 2014 Highlights

•                      Net revenues for full year 2014 were RMB614.0 million (US$99.0 million), a year-over-year increase of 24.6%.

•                      Operating income for full year 2014 was RMB2.2 million (US$361,000), compared to RMB54.0 million for the previous year. Excluding share-based compensation, non-GAAP operating income for full year 2014 was RMB11.8 million (US$1.9 million), compared to RMB64.4 million in the previous year.

•                      Net income for full year 2014 was RMB20.1 million (US$3.2 million), compared to RMB63.7 million for the previous year. Excluding share-based compensation, non-GAAP net income for full year 2014 was RMB29.7million (US$4.8 million), compared to RMB74.1 million for the previous year.

“We finished 2014 with a very strong quarter, handedly beating guidance for the quarter and the year as our business continues to pick up speed,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “Growth came from our personalized matchmaking services which increased 205.3% year-over-year as we continue to expand service locations and further build out our brand with the launch of another extensive nationwide advertising campaign. With personalized matchmaking growing so quickly, we have temporarily de-emphasized the monetization of our online services in favor of a more rapid transition to our mobile products which accounted for 69.4% of total logins in the quarter, and in particular our shift to chat based communications which increases user stickiness to our platform.”

1This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter and the year ended December 31, 2014, were made at an exchange rate of RMB6.2046 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2014. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Mr. Wu added, “Looking forward to 2015, our focus for personalized matchmaking services will shift to supporting same store sales growth through further improvements to our CRM system and increased staff training. Leveraging Jiayuan’s outstanding brand and China’s largest database of available singles, our local partners are rapidly learning to better utilize resources as they become increasingly more confident in their ability to sell our services and expand our business.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan commented, “We expect to see personalized matchmaking services continue to grow at a rapid pace as we scale this business and put more focus on same store sales growth. We also just launched another TV branding campaign which we expect will result in selling and marketing expenses to increase next quarter before our focus switches back to profitability for the remaining three quarters of 2015.”

Fourth Quarter 2014 Operational Results

The number of average monthly active user accounts3 for the fourth quarter 2014 was 5,405,739, an increase of 9.9% from 4,920,553 in the corresponding period of 2013.

The number of average monthly paying user accounts4 for the fourth quarter 2014 was1,526,397, an increase of 10.4% from1,382,873 in the corresponding period of 2013.

Average monthly revenue per paying user (“ARPU”) for online services for the fourth quarter 2014 was RMB21.8, down 13.5% from RMB25.3 for the corresponding period in 2013.

Fourth Quarter 2014 Financial Results

Jiayuan reported net revenues of RMB172.8 million (US$27.9 million) for the fourth quarter of 2014, representing a year-over-year increase of 29.9% from RMB133.1 million, and a sequential increase of 7.0% from RMB161.6 million from the third quarter. Both the year-over-year and sequential increase were primarily due to the rapid expansion of personalized matchmaking services.

•                      Online services contributed RMB105.4 million (US$17.0 million), or 61.0% of net revenues for the fourth quarter of 2014, compared to RMB107.7 million for the previous year, and RMB106.5 million for the previous quarter. The slight year-over-year and sequential decrease were primarily due to the growing number of mobile users who prefer micro payments and contribute lower ARPU.

3Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the fourth quarter of 2014, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

4In the fourth quarter of 2014, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

•                      Personalized matchmaking services contributed RMB60.0 million (US$9.7million), or 34.7% of net revenues for the fourth quarter of 2014, representing a year-over-year increase of 205.3% from RMB19.7 million, and a quarter-over-quarter increase of 21.3% from RMB49.5 million. Both the year-over-year and sequential increase were attributable to the expanded number of service locations and cities in which the Company offers personalized matchmaking services, as well as sales growth of existing service locations.

•                      Events and others contributed RMB7.4 million (US$1.2 million), or 4.3% of net revenues for the fourth quarter of 2014, representing a year-over-year increase of 28.0% from RMB5.8 million, and a sequential increase of 33.3% from RMB5.5 million for the previous quarter. The year-over-year and sequential increase were mainly attributable to the increased sponsorships the Company introduced for events and an online payment collaboration with Baidu.

Cost of revenues for the fourth quarter of 2014 was RMB86.7 million (US$14.0 million), representing a year-over-year increase of 65.9% from RMB52.3 million and an increase of 16.4% from RMB74.5 million for the previous quarter. Both the year-over-year and sequential increase were primarily due to the increased investment in personalized matchmaking services in line with the revenue growth.

Gross profit for the fourth quarter of 2014 was RMB86.1 million (US$13.9 million), representing a year-over-year increase of 6.6% from RMB80.8 million and a slight decrease of 1.1% from RMB87.1 million for the previous quarter.

Selling and marketing expenses were RMB49.3 million (US$8.0 million) for the fourth quarter of 2014, representing a year-over-year increase of 11.4% from RMB44.3 million and a quarter-over-quarter decrease of 24.0% from RMB64.9 million. The year-over-year increase was mainly due to the rising cost per advertisement. The sequential decrease was due to a special marketing campaign for Chinese Valentine’s Day in the third quarter.

General and administrative expenses were RMB15.5 million (US$2.5 million) for the fourth quarter of 2014, representing a year-over-year increase of 20.7% from RMB12.8 million for the fourth quarter of 2013 and a sequential decrease of 2.9% from RMB15.9 million for the previous quarter. The year-over-year increase was primarily attributable to the increase in employee stock option expenses. The sequential decrease was primarily related to the decrease in travelling expenses.

Research and development expenses were RMB6.8 million (US$1.1 million) for the fourth quarter of 2014, representing a year-over-year increase of 14.4% from RMB5.9 million for the corresponding quarter of 2013 and a quarter-over-quarter increase of 14.8% from RMB5.9 million for the third quarter of 2014.The year-over-year and sequential increases were primarily due to the growth in the number of research and development personnel in connection with Jiayuan’s focus on improving user experience and mobile expansion.

Operating income for the fourth quarter of 2014 was RMB14.5 million (US$2.3 million), compared to RMB17.8 million for the corresponding quarter of 2013, and representing a sequential increase of 4,662.0% from RMB305,000 in the previous quarter. The year-over-year decrease was primarily due to the increase in selling and marketing expenses. The sequential increase was primarily due to the decrease in selling and marketing expenses. Excluding share-based compensation expenses, non-GAAP operating income for the fourth quarter of 2014 was RMB19.1 million (US$3.1 million), an increase of 6.4% from RMB18.0 million for the corresponding quarter of 2013 and an increase of 783.0% from RMB2.2 million for the previous quarter.

Foreign currency exchange net gain for the fourth quarter of 2014 was RMB242,000 (US$39,000), compared to a foreign currency exchange net gain of RMB616,000 for the corresponding quarter of 2013 and a foreign currency exchange net loss of RMB172,000 for the previous quarter. The foreign currency exchange net gain for the fourth quarter of 2014 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO has been converted into RMB and is being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income for the fourth quarter of 2014 was RMB19.2 million (US$3.1 million), compared to RMB25.0 million for the corresponding quarter of 2013 and representing a sequential increase of 563.2% from RMB2.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the fourth quarter of 2014 was RMB23.8 million (US$3.8 million), a slight decrease of 5.5% from RMB25.2 million for the corresponding quarter of 2013 and an increase of 400.6% from RMB4.8 million for the previous quarter.

Basic and diluted net income per ADS5 for the fourth quarter of 2014 were RMB0.65 (US$0.11) and RMB0.64 (US$0.10), respectively, compared to basic and diluted net income per ADS of RMB0.83 and RMB0.82 for the corresponding quarter of 2013, and basic and diluted net income per ADS of RMB0.10 and RMB0.10, respectively, for the third quarter of 2014.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the fourth quarter of 2014 were RMB0.81 (US$0.13) and RMB0.79 (US$0.13), respectively, compared to RMB0.84 and RMB0.83 for the corresponding quarter of 2013 and non-GAAP basic and diluted net income per ADS of RMB0.16 and RMB0.16, respectively, for the third quarter of 2014.

As of December 31, 2014, Jiayuan had cash and cash equivalents and short-term deposits of RMB436.3 million (US$70.3 million). Cash flows from operating activities for the fourth quarter of 2014 were RMB18.7 million (US$3.0 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the fourth quarter of 2014 was 30.0 million. As of December 31, 2014, the Company had 33.3 million ADSs outstanding, including 0.4 million ADSs issued to the depository for future exercise of options.

5Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Full Year 2014 Financial Results6

Jiayuan reported net revenues of RMB614.0 million (US$99.0 million) for full year 2014, representing an increase of 24.6% from RMB492.6 million for full year 2013, primarily due to the strong growth in Jiayuan’s personalized matchmaking services.

•                      Online services contributed RMB425.5 million (US$68.6 million), or 69.3% of net revenues for full year 2014, representing an increase of 0.8% from RMB422.1 million for the previous year due to the steady increase in paying user accounts.

•                      Personalized matchmaking services contributed RMB164.6 million (US$26.5 million), or 26.8% of net revenues for full year 2014, representing an increase of 213.8% from RMB52.5 million for the previous year due to the expansion in the number of service locations and growth in same store sales of existing locations.

•                      Events and others contributed RMB23.8 million (US$3.8 million), or 3.9% of net revenues for full year 2014, representing an increase of 32.0% from RMB18.1 million for the previous year due to the increase in events sponsorships that Jiayuan received and an online payment collaboration with Baidu.

Cost of revenues for full year 2014 was RMB277.8 million (US$44.8 million), representing an increase of 53.9% from RMB180.5 million from the previous year. This increase was primarily attributable to the continued development of Jiayuan’s online business as well as the rapid expansion of personalized matchmaking services.

Gross profit for full year 2014 was RMB336.2 million (US$54.2 million), representing an increase of 7.7% from RMB312.1 million for the previous year.

Selling and marketing expenses were RMB252.7 million (US$40.7 million) for full year 2014, representing an increase of 37.6% from RMB183.6 million for the previous year. The increase was mainly attributable to the increased marketing activities and the rise in cost per advertisement.

General and administrative expenses were RMB58.1 million (US$9.4 million) for the full year 2014, representing an increase of 10.5% from RMB52.6 million for the previous year. The year-over-year increase was primarily due to the increase in human resources costs.

Research and development expenses were RMB23.1 million (US$3.7 million) for full year 2014, representing an increase of 5.6% from RMB21.9 million for the previous year. This increase was primarily due to continued investment in research and development pertaining to new products and features designed to enhance the user experience.

Operating income for full year 2014 was RMB2.2 million (US$361,000), compared to RMB54.0 million for the previous year, which was primarily attributable to the increase in selling and marketing expenses. Excluding share-based compensation expenses, non-GAAP operating income for full year 2014 was RMB11.8 million (US$1.9 million), compared to RMB64.4 million for the previous year.

6  The unaudited financial information disclosed in this press release is preliminary. The preparation of the financial statements and related notes to be included in the Company’s annual report on Form20-F for the year ended December31, 2014 is still in progress. Adjustments to the financial information may be identified when the preparation work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Foreign currency exchange net loss for full year 2014 was RMB1.4 million (US$219,000), compared to foreign currency exchange net gain of RMB1.9 million for the previous year. The foreign currency exchange net loss for full year 2014 was mainly attributable to RMB depreciation against the U.S. dollar during the year. Part of the proceeds from Jiayuan’s IPO has been converted into RMB and is being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income for full year 2014 was RMB20.1 million (US$3.2 million), compared to RMB63.7 million for the previous year. Excluding share-based compensation expenses, non-GAAP net income for full year 2014 was RMB29.7 million (US$4.8 million), compared to RMB74.1 million for the previous year.

Basic and diluted net income per ADS for full year 2014 were RMB0.68 (US$0.11) and RMB0.66 (US$0.11), respectively, compared to basic and diluted net income of RMB2.13 and RMB2.08, respectively, for the previous year.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for full year 2014 were RMB1.00 (US$0.16) and RMB0.98 (US$0.16), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB2.47 and RMB2.42 for the previous year.

First Quarter 2015 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB164 million to RMB166 million for the first quarter of 2015. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management team will hold an earnings conference call at 8:00 a.m. on March 5, 2014, U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0438
United States (Toll-free):	+1-855-500-8701
Hong Kong:	+852-3018-6776
Mainland China:	400-1200-654
International/All other regions:	+65-6723-9385
Passcode:	88407703

A replay of the conference call may be accessed by phone at the following number until March 12, 2015:

International:	+61-2-9003-4211
Passcode:	88407703

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.4 million monthly active user accounts in the fourth quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

Mr. Christian Arnell

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

+1-480-614-3004
Email: lbergkamp@Christensenir.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,	September 30,	December 31,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	232,613	242,680	196,857	31,728
Short-term deposits	336,299	312,000	239,466	38,595
Available-for-sale securities	5,233	15,538	15,715	2,533
Accounts receivable, net	33,987	34,958	37,745	6,083
Deferred tax assets	3,628	8,457	8,982	1,448
Prepaid expenses and other current assets	23,695	63,371	66,501	10,718
Total current assets	635,455	677,004	565,266	91,105
Non-current assets:
Property and equipment, net	99,484	93,703	91,694	14,778
Goodwill	789	789	789	127
Intangible assets, net	4,275	3,776	3,610	582
Long-term investment	—	—	11,048	1,781
Other non-current assets	—	1,047	1,039	167
Total assets	740,003	776,319	673,446	108,540

LIABILITIES
Current liabilities:
Deferred revenue, current portion	125,391	194,792	189,018	30,464
Accounts payable	5,864	18,118	20,692	3,335
Accrued expenses and other current liabilities	39,615	44,282	45,490	7,332
Income tax payable	22,226	19,363	19,037	3,068
Dividend payable	—	125,680	—	—
Total current liabilities	193,096	402,235	274,237	44,199
Non-current liabilities:
Deferred revenue, non-current portion	369	3	2	—
Accrued expenses and other liabilities, non-current portion	2,730	6,290	5,650	911
Deferred tax liabilities	4,590	5,017	6,517	1,050
Total Liabilities	200,785	413,545	286,406	46,160

SHAREHOLDERS’ EQUITY
Ordinary shares	349	352	354	57
Additional paid-in capital	506,458	349,049	358,768	57,823
Less: Treasury shares	(91,100)	(113,138)	(117,480)	(18,934)
Statutory reserves	9,974	9,974	10,103	1,628
Retained earnings	126,367	127,242	146,345	23,587
Accumulated other comprehensive loss	(12,830)	(10,705)	(11,050)	(1,781)
Total shareholders’ equity	539,218	362,774	387,040	62,380

Total liabilities and shareholders’ equity	740,003	776,319	673,446	108,540

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	December 31, 2013	September 30, 2014	December31, 2014
	RMB	RMB	RMB	US$

Net revenues	133,098	161,575	172,847	27,858
Cost of revenues	(52,304)	(74,508)	(86,749)	(13,980)

Gross profit	80,794	87,067	86,098	13,878

Operating expenses:
Selling and marketing expenses	(44,287)	(64,923)	(49,325)	(7,950)
General and administrative expenses	(12,806)	(15,925)	(15,461)	(2,492)
Research and development expenses	(5,934)	(5,914)	(6,788)	(1,094)
Total operating expenses	(63,027)	(86,762)	(71,574)	(11,536)

Operating income	17,767	305	14,524	2,342

Interest income, net	3,907	4,783	3,918	631
Foreign currency exchange gain/(loss), net	616	(172)	242	39
Other income/(loss), net	4,037	(103)	2,267	365
Income before income tax	26,327	4,813	20,951	3,377
Income tax expenses	(1,305)	(1,913)	(1,719)	(277)

Net income	25,022	2,900	19,232	3,100

Net income per ADS — Basic	0.83	0.10	0.65	0.11
Net income per ADS — Diluted	0.82	0.10	0.64	0.10

ADSs used in computing basic net income per ADS	29,993,579	29,443,179	29,465,922	29,465,922
ADSs used in computing diluted net income per ADS	30,538,260	29,881,508	29,983,821	29,983,821

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve months ended,
	December 31, 2013	December 31, 2014
	RMB	RMB	US$

Net revenues	492,606	613,990	98,957
Cost of revenues	(180,521)	(277,789)	(44,772)

Gross profit	312,085	336,201	54,185

Operating expenses:
Selling and marketing expenses	(183,619)	(252,736)	(40,734)
General and administrative expenses	(52,565)	(58,071)	(9,359)
Research and development expenses	(21,918)	(23,149)	(3,731)
Total operating expenses	(258,102)	(333,956)	(53,824)

Operating income	53,983	2,245	361

Interest income, net	11,687	17,658	2,846
Foreign currency exchange gain/(losses), net	1,935	(1,361)	(219)
Other income, net	9,104	4,572	737
Income before income tax	76,709	23,114	3,725
Income tax expenses	(13,053)	(3,007)	(485)

Net income	63,656	20,107	3,240

Net income per ADS — Basic	2.13	0.68	0.11
Net income per ADS — Diluted	2.08	0.66	0.11

ADSs used in computing basic net income per ADS	29,940,450	29,615,923	29,615,923
ADSs used in computing diluted net income per ADS	30,551,948	30,260,539	30,260,539

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OFCOMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended December 31, 2013			Three Months Ended September 30, 2014			Three Months Ended December 31, 2014
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	17,767	211	17,978	305	1,861	2,166	14,524	4,602	19,126
Net income	25,022	211	25,233	2,900	1,861	4,761	19,232	4,602	23,834
Basic net income per ADS	0.83		0.84	0.10		0.16	0.65		0.81
Diluted net income per ADS	0.82		0.83	0.10		0.16	0.64		0.79
ADSs used in computing basic net income per ADS	29,993,579		29,993,579	29,443,179		29,443,179	29,465,922		29,465,922
ADSs used in computing diluted net income per ADS	30,538,260		30,538,260	29,881,508		29,881,508	29,983,821		29,983,821

Note:

(a)         To adjust for share-based compensation expense.

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve Months Ended December 31, 2013			Twelve Months Ended December 31, 2014
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	53,983	10,428	64,411	2,245	9,604	11,849
Net income	63,656	10,428	74,084	20,107	9,604	29,711
Basic net income per ADS	2.13		2.47	0.68		1.00
Diluted net income per ADS	2.08		2.42	0.66		0.98
ADSs used in computing basic net income per ADS	29,940,450		29,940,450	29,615,923		29,615,923
ADSs used in computing diluted net income per ADS	30,551,948		30,551,948	30,260,539		30,260,539

Note:

(a)         To adjust for share-based compensation expense.